UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) THE SECURITIES EXCHANGE ACT OF 1934

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

(Name of Subject Company)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

(Names of Person Filing Statement)

Class B Common Shares, without par value American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number of Class of Securities)

Gustavo Castelli Chief Financial Officer 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. (352) 47 38 85

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

WITH COPIES TO:
Diane G. Kerr Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10023 (212) 450 4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

   Name and Address

     The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”), a Luxembourg public limited company. The address of Quinsa’s principal executive office is 84, Grand-Rue L-1660 Luxembourg, Grand Duchy of Luxembourg, and the telephone number of the Company at that address is +1 352 47 38 85.

   Securities

     This solicitation/recommendation statement on Schedule 14D-9 relates to the Company’s Class A Common Shares, without par value, Class B Common Shares, without par value, and American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts. As of March 9, 2007, the Company had issued and outstanding 611,312,480 Class A shares and 47,050,121 Class B shares (including those held as ADSs), net of shares held by the Company in treasury.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

   Name and Address

     The name, business address and business telephone number of Quinsa, which is the subject company and the entity filing this statement, are set forth above under Item 1. Quinsa’s Internet address is www.quinsa.com. Information contained on Quinsa’s website does not constitute a part of this statement. The website address is an inactive text reference and is not intended to be an actual link to the website.

   Tender Offer

     This statement relates to the tender offer by Beverage Associates Holding Ltd., a Bahamas corporation (“Offeror”) and a wholly owned subsidiary of Companhia de Bebidas das Américas --AmBev (“AmBev”), a Brazilian corporation, to purchase any and all outstanding Class A shares and Class B shares (including Class B shares held as American Depository Shares (“ADSs”)) of Quinsa, that are not owned by AmBev or its affiliates at a purchase price of $3.35 per Class A share or $33.53 per Class B share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in Offeror’s offer to purchase, dated January 25, 2007 (the “Offer to Purchase”), and the related letters of transmittal (“Offer”).

     On November 9, 2006, AmBev announced its intention to make the Offer and on January 25, 2007, Offeror made the Offer by sending the Offer to Purchase to our shareholders and filing the Offer to Purchase with the Securities and Exchange Commission (the “SEC”). Initially, the Offer period was scheduled to expire at 5:00 p.m. New York time on February 28, 2007. On February 27, 2007, AmBev announced that the expiration of the Offer period would be extended until 5:00 p.m. New York time on March 16, 2006 in order to give our shareholders time to review the Company’s 2006 annual results before making a decision with respect to the Offer.

     AmBev has indicated that it intends, as soon as practicable, following consummation of the Offer, to acquire the remaining Class A shares and Class B shares (including Class B shares held as ADSs) pursuant to the exercise of the squeeze-out right under Article 15 of Law of the Grand Duchy of Luxembourg of 19 May 2006 Transposing Directive 2004/25/EC of the European Parliament and of the

Council of 21 April 2004 on Takeover Bids (the “Luxembourg Takeover Law”) on the same terms as the Offer. Following the consummation of the Offer and the exercise of the squeeze-out right, AmBev has further indicated that it intends to cause the Company to apply to delist all ADSs from the New York Stock Exchange (the “NYSE”) including the remaining non-tendered ADSs, to delist all Class A shares and Class B shares from the Luxembourg Stock Exchange (the “LSE”) including the remaining non-tendered Class A shares and Class B shares and, to terminate the ADS facility and the registration of the Class B shares under the Securities Exchange Act of 1934, as amended.

.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     The information set forth under “Special Factors—Position of the Company Regarding Fairness of the Offer” and under “The Offer – Past Contacts, Transactions, Negotiations and Agreements Between AmBev and the Company” in the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The information set forth under “Special Factors – Position of the Company Regarding Fairness of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company retained Citigroup Global Markets Inc. (“Citigroup”) to act as financial advisor to the Company’s board of directors in connection with the Offer. Under the terms of Citigroup’s engagement letter, dated December 11, 2006, the Company agreed to pay Citigroup a fee of $200,000 for delivering its opinion, which fee was payable upon delivery of Citigroup’s opinion. The Company also agreed to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. A copy of the written opinion of Citigroup attached as Annex I to the Offer to Purchase is incorporated into this Schedule 14D-9 by reference.

     Citigroup has in the past provided services to AmBev unrelated to Offer, for which services Citigroup received compensation, including, without limitation, (1) providing to AmBev a valuation report meeting the requirements of applicable Brazilian corporation law in connection with AmBev’s acquisition from Beverages Associates (BAC) Corp. of Class A Shares of the Company in August 2006 and (2) the services described in Annex A to the opinion included as Annex I to the Offer to Purchase. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and AmBev for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, AmBev and their respective affiliates.

ITEM 6. INTERESTS IN SECURITIES OF THE COMPANY

     Based on the Company’s records and on information provided to its directors, executive officers and subsidiaries, neither Quinsa nor any of its affiliates or subsidiaries nor, to the best of the Company’s knowledge, any of its subsidiaries’ directors and executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving Class A shares or Class B shares or ADSs during the 60 days prior to the announcement of the Offer by AmBev.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this document, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (1) a tender offer for or other acquisition of the Company’s securities by the Company, a subsidiary of the Company or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (4) any material change in the Company’s present dividend rate or policy, or its indebtedness or capitalization. Except as set forth in this statement or the Offer to Purchase, there are no transactions, resolutions of the Company’s board of directors or agreements in principle or signed contracts in response to the tender offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

ITEM 8. ADDITIONAL INFORMATION

None

ITEM 9. EXHIBITS

None

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

By:	/s/ Gustavo Castelli

	Name:	Gustavo Castelli
	Title:	Chief Financial Officer

Dated: March 9, 2007